Exhibit 99.1

PRESS RELEASE

TOSCANA AEROPORTI AND NIT (UNIPOL GROUP) ENTER INTO PRELIMINARY AGREEMENT FOR THE PURCHASE OF THE “CASTELLO” AREA

This transaction will support the creation of an efficient airport infrastructure and the development of the area in accordance with the guidelines laid down in the urban plan.

Florence, June 1, 2018 – Toscana Aeroporti S.p.A. – an Italian company listed on the electronic share market (MTA) of Borsa Italiana S.p.A. which manages the Florence and Pisa airports – announces that today it has entered into a preliminary agreement to purchase from NIT – Nuove Iniziative Toscane S.r.l. (a real-estate company controlled by the Unipol Group) a plot of land of approximately 122 hectares located in what is known as the “Piana di Castello” area, in the northwestern part of the Municipality of Florence.

The consideration for the purchase of the plot of land in question has been set at €75 million, in addition to tax at the legal rate.

The preliminary contract signed by the parties is subject to the following conditions precedent:

a)	final approval of the Florence Airport Master Plan following the conclusion of the Service Conference for the award of Urban Development Compliance;

b)	adoption of the Castello Executive Urban Development Plan, according to the guidelines set in December 2017 by the Municipal Council of the Municipality of Florence, which indicates the planned use of the various areas and the urban development standards to be observed for each area.

This transaction will support the creation of an efficient airport infrastructure and the development of the area in accordance with the guidelines laid down in the urban plan. The Master Plan for the Florence Airport, for which authorization is pending, calls for expropriation of approximately 26.5 hectares to build the new airport terminal and aprons. The remaining areas will be subject to a development process involving, inter alia, an Urban Park, the Mercafir site and a social housing complex.

The preliminary agreement will be valid for 18 months, with the possibility to extend for an additional six months.

“If, as we hope, this deal goes through, it will mean that Toscana Aeroporti has finally answered to two of the Florence area’s issues of the past 50 years: the creation of efficient airport infrastructure and the development of the Castello area — all in harmony with the environment and urban planning, involving the construction of the Castello park after all these years,” commented Chairman of Toscana Aeroporti, Marco Carrai.

“The purchase of land in the Castello area is an extraordinarily important step towards building the new runway and the new terminal at the airport, as well as towards the general development of the north-western part of the city of Florence. This transaction will allow us to move forward with considerable investments that will yield concrete benefits in terms of the knock-on effect on the local economy and job creation,” stated Executive Deputy Chairman of Toscana Aeroporti and Chairman of Corporacion America, Roberto Naldi.

Contacts: Investor Relations: Toscana Aeroporti S.p.A. Gabriele Paoli Investor Relations Manager Ph. +39/050/849 240 gabriele.paoli@toscana-aeroporti.com	Media Relations: Barabino & Partners Giovanni Vantaggi Ph. +39/02/72.02.35.35 g.vantaggi@barabino.it Mobile +39/328/83.17.379